UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

GINGER MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

GINGER ACQUISITION, INC.

(Parent of Offeror)

GINGER HOLDINGS, INC.

GINGER TOPCO L.P.

GINGER GP LLC

GPC WH FUND LP

B-FLEXION INTERNATIONAL GP LLC

PATIENT SQUARE EQUITY PARTNERS, LP

PATIENT SQUARE EQUITY ADVISORS, LP

PATIENT SQUARE CAPITAL HOLDINGS, LLC

(Other Persons)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

Adam Dilluvio Ginger Merger Sub, Inc. c/o Gurnet Point Capital , LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900	Adam Fliss Ginger Merger Sub, Inc. c/o Patient Square Capital, LP 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 677-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 880-4500	Michael E. Weisser, P.C. Maggie D. Flores Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 13, 2022, as amended by Amendment No. 1 to the Schedule TO filed on July 21, 2022, Amendment No. 2 to the Schedule TO filed on July 26, 2022, Amendment No. 3 to the Schedule TO filed on August 3, 2022 and Amendment No. 4 to the Schedule TO filed on August 9, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), Parent, Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, B-FLEXION International GP LLC, a Delaware limited liability company, Patient Square Equity Partners, LP, a Delaware limited partnership, Patient Square Equity Advisors, LP, a Delaware limited partnership, and Patient Square Capital Holdings, LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled one minute after 11:59 p.m. Eastern Time, at the end of the day on August 10, 2022. The Depositary has advised Purchaser that 24,813,549 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 52.1 percent of currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All other conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Radius pursuant to Section 251(h) of the DGCL. Accordingly, on August 15, 2022, Purchaser expects to effect the Merger pursuant to Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into Radius, with Radius surviving as a wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser, Radius, or by any of their direct or indirect wholly owned subsidiaries, immediately prior to the Effective Time or (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, in accordance with the terms of the Offer, the Merger Agreement and the CVR Agreement.

Following the consummation of the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GINGER MERGER SUB, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

GINGER ACQUISITION, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

GINGER HOLDINGS, INC.

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

Date: August 11, 2022

GINGER TOPCO L.P.
By: GINGER GP LLC, its General Partner
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Manager

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

GINGER GP LLC
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Manager

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

Date: August 11, 2022

GPC WH FUND LP
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Manager

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

B-FLEXION INTERNATIONAL GP LLC

By	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Manager

By	/s/ Adam Dilluvio
	Name:	Adam Dilluvio
	Title:	Secretary and Treasurer

Date: August 11, 2022

PATIENT SQUARE EQUITY PARTNERS, LP
By: Patient Square Equity Advisors, LP, its General Partner
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	General Counsel

PATIENT SQUARE EQUITY ADVISORS, LP
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	General Counsel

PATIENT SQUARE CAPITAL HOLDINGS, LLC

By	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	General Counsel

Date: August 11, 2022